UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Table of Contents

Items:

1.	Other news

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

OTHER NEWS

Subject: Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that Mr. Bijith Bhaskar, Head – Cards, Payment Solutions, E-Commerce Ecosystem, Merchant Ecosystem, Consumer Finance who is part of our Senior Management Personnel Group has resigned from the services of the Bank. He will therefore cease to be a senior management personnel of the Bank with effect from May 18, 2024.

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 13, 2024	By:

			Name:	Prashant Mistry
			Title :	Assistant General Manager

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India